UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 8)1

The ONE Group Hospitality, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

88338K103

(CUSIP Number)

MR. DAVID L. KANEN

KANEN WEALTH MANAGEMENT, LLC

5850 Coral Ridge Drive, Suite 309

Coral Springs, FL 33076

(631) 863-3100

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 2, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88338K103

1	NAME OF REPORTING PERSON

PHILOTIMO FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,970,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,970,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,970,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.2%
14	TYPE OF REPORTING PERSON

IA, PN

2

CUSIP No. 88338K103

1	NAME OF REPORTING PERSON

PHILOTIMO FOCUSED GROWTH AND INCOME FUND
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO; AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

FLORIDA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		121,554
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

121,554
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

121,554
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IA, OO

3

CUSIP No. 88338K103

1	NAME OF REPORTING PERSON

KANEN WEALTH MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO; AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

FLORIDA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,577,695*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

4,577,695*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,577,695*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.4%
14	TYPE OF REPORTING PERSON

IA; OO

* Includes 97,145 shares of Common Stock held by certain members of Mr. Kanen’s immediate family.

4

CUSIP No. 88338K103

1	NAME OF REPORTING PERSON

DAVID KANEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF; OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		20,237
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		4,577,695*
PERSON WITH	9	SOLE DISPOSITIVE POWER

20,237
	10	SHARED DISPOSITIVE POWER

4,577,695*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,597,932*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.5%
14	TYPE OF REPORTING PERSON

IN

* Includes 97,145 shares of Common Stock held by certain members of Mr. Kanen’s immediate family.

5

CUSIP No. 88338K103

The following constitutes Amendment No. 8 to the Schedule 13D filed by the undersigned (“Amendment No. 8”). This Amendment No. 8 is being filed to report additional transactions since and to correct a scrivener’s error as to the disclosed number of Shares beneficially owned by the Reporting Persons in Amendment No. 7. This Amendment No. 8 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Philotimo were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The Shares purchased by PHLOX were purchased with the funds for the accounts of its customers (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The Shares purchased by KWM were purchased with the funds for the accounts of its customers (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The Shares purchased by Mr. Kanen were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 2,486,141 Shares beneficially owned by KWM is approximately $ 5,071,728, including brokerage commissions. The aggregate purchase price of the 1,970,000 Shares beneficially owned by Philotimo is approximately $ 3,664,200, including brokerage commissions. The aggregate purchase price of the 121,554 Shares beneficially owned by PHLOX is $235,815, including brokerage commissions. The aggregate purchase price of the 20,237 Shares beneficially owned by Mr. Kanen is approximately $41,073, including brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 31,643,573 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 9, 2023.

A.	Philitimo
(a)	As of the close of business on May 4, 2023, Philotimo directly owned 1,970,000 Shares.

Percentage: Approximately 6.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,970,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,970,000

(c)	The transactions in the Shares by Philotimo during the past sixty days are set forth on Schedule A and are incorporated herein by reference.
B.	PHLOX
(a)	As of the close of business on May 4, 2023, PHLOX directly owned 121,554 Shares.

6

CUSIP No. 88338K103

Percentage: Approximately Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 121,554
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 121,554

(c)	PHLOX has not transacted in the securities of the Issuer during the past sixty days.
C.	KWM
(a)	As of the close of business on May 4, 2023, KWM directly owned 2,486,141 Shares. KWM, as the general partner of Philotimo, may be deemed the beneficial owner of the (i) 1,970,000 Shares owned by Philotimo and (ii) the 121,554 Shares owned by PHLOX.

Percentage: Approximately 14.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,577,695
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,577,695

(c)	KWM has not transacted in the securities of the Issuer during the past sixty days.
D.	Mr. Kanen
(a)	As of the close of business on May 4, 2023, Mr. Kanen directly beneficially owned 20,237 Shares. Mr. Kanen, as the managing member of KWM, may be deemed the beneficial owner of the (i) 2,486,141 Shares owned by KWM, (ii) the 1,970,000 Shares owned by Philotimo and the (iii) 121,554 Shares owned by PHLOX.

Percentage: Approximately 14.5%

(b)	1. Sole power to vote or direct vote: 20,237
2. Shared power to vote or direct vote: 4,577,695
3. Sole power to dispose or direct the disposition: 20,237
4. Shared power to dispose or direct the disposition: 4,577,695

(c)	Mr. Kanen has not transacted in the securities of the Issuer during the past sixty days.

KWM, in its role as investment manager to several customer accounts (collectively, the “Accounts”) to which it furnishes investment advice, and Mr. Kanen, as the managing member of KWM, may each be deemed to beneficially own shares of the Issuer’s Common Stock held in the Accounts. KWM does not have a pecuniary interest in the Shares held in the Accounts as KWM only receives asset-based fees in consideration for its investment management services. Further, and due to circumstances beyond the Reporting Persons control, certain Shares held in certain Accounts are no longer managed by KWM and therefore cannot be said to be beneficially owned by KWM in its capacity as investment manager. Change in the Reporting Persons’ ownership since Amendment No. 6 reflects certain events outside of KWM's control (such as the transfer of certain Accounts or the passing of Account holders), as a result of which KWM no longer manages said Accounts and cannot be said to beneficially own the Shares contained therein. The figures stated in this Amendment No. 8 reflect that KWM no longer has the power to direct the vote or the disposition of the Shares in said Accounts.

7

CUSIP No. 88338K103

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

8

CUSIP No. 88338K103

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 4, 2023

Kanen Wealth Management, LLC

By:	/s/ David L. Kanen
	Name:	David L. Kanen
	Title:	Managing Member

Philotimo Fund, LP

By:	Kanen Wealth Management, LLC, its general partner

By:	/s/ David L. Kanen
	Name:	David L. Kanen
	Title:	Managing Member

Philotimo Focused Growth and Income Fund

By:	Kanen Wealth Management, LLC, its investment adviser

By:	/s/ David L. Kanen
	Name:	David L. Kanen
	Title:	Managing Member

/s/ David L. Kanen
David L. Kanen

9

CUSIP No. 88338K103

SCHEDULE A

Transactions in the Shares of the Issuer During the Past Sixty Days

Nature of the Transaction	Amount of Shares Purchased/(Sold)	Price ($)	Date of Purchase/Sale

PHILOTIMO FUND, LP

Acquisition of Common Stock[1]	125,000	1.63	05/02/2023

1Represents 125,000 Shares acquired by Philotimo pursuant to the exercise of 125,000 Warrants at an exercise price of $1.63.